April 2, 2015
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037840-0102

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Mr. James E. O’Connor U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	UTC North American Fund, Inc. (File Nos. 033-37426 and 811-06194)
Preliminary Proxy Statement on Schedule 14A
Filed March 20, 2015

Dear Mr. O’Connor:

On behalf of our client, UTC North American Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Preliminary Proxy Statement referenced above (the “Preliminary Proxy Statement”).  The comments were provided by James e. O’Connor, at (202) 551-6943.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their comments, and following such comments are the Fund’s responses (in regular type).

The Fund will file definitive proxy solicitation materials next week (the “Definitive Proxy Statement”).  The Definitive Proxy Statement will reflect revisions made in response to your comments (such revisions are provided below as part of this response), as well as other necessary changes to complete and finalize information.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Preliminary Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement, and

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
April 2, 2015

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Preliminary Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Preliminary Proxy Statement

2.  Please revise the Preliminary Proxy Statement to confirm that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and none that are pending.  See Item 401(f)(7) and (8) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, which is applied through Item 22(b)(12) of Schedule 14A.

Response:  The Fund has revised the disclosure as requested, which reads as follows: “There are no material proceedings to which any director or officer or any associate of any such person is a party adverse to the Fund or has a material interest adverse to the Fund.  Expected as described herein, no director or officer and no associate of any such person has any interest in the matters to be voted upon at the Special Meeting, other than an interest, if any, as a shareholder of the Fund.  With respect to each of the nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Securities Exchange Act of 1934, as amended, occurred during the past 10 years.”

3.  As the chairman of the Board of Directors is an affiliated person of the Fund, please explain how it is appropriate for the Board not to have a lead independent director.  Please also explain why it is appropriate for the Fund not to comply with the requirements of Release No. IC-26520 with respect to the composition of the Board.

Response:  The Fund has revised the disclosure as requested, which reads as follows: “The Fund does not have a lead independent director, but governance guidelines provide that independent Directors will meet in executive session at each Board meeting.  The small size of the Board, consisting of three interested Directors and four independent Directors, facilitates open discussion and significant involvement by all of the Directors without the need for a formal lead independent director.  In addition, the independent Directors have significant input into the Board meetings.  The Directors believe that the use of an interested Chairman balanced by an independent Audit Committee allows the Board to access the expertise necessary to oversee the Fund, identify risks, recognize shareholder concerns and needs and highlight opportunities.  In light of all these factors, the Fund has determined that its leadership structure is appropriate.”

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
April 2, 2015

As referenced, in 2004, the Commission amended certain exemptive rules under the Investment Company Act of 1940, as amended.  See “Investment Company Governance,” Investment Company Act Release No. 26520 (July 27, 2004) (adopting several rule amendments under the Investment Company Act, including amendments to 17 C.F.R. § 270.0-1(a)(7)).  Under these amendments, each fund seeking to rely on any of the ten commonly used exemptive rules would be required to maintain a board of directors consisting of no less than 75% of independent directors (or at least two out of three in the case of three-member boards).

In 2006, a federal appeals court invalidated the 75% independence rule, among other rule amendments.  See Chamber of Commerce v. SEC, 443 F.3d 890 (D.C. Cir. 2006).  Therefore, current law requires that a fund maintain a majority of independent directors, assuming the fund relies on at least one of the exemptive rules.  See “Investment Company Governance,” Investment Company Act Release No. 27395 (June 13, 2006) (seeking further comment on certain fund governance rules).

4.  Please revise the Preliminary Proxy Statement to clarify why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.  See Item 407(h) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, which is applied through Item 22(b)(11) of Schedule 14A.

Response:  The Fund has revised the disclosure as requested, which reads as follows: “The Fund does not have a lead independent director, but governance guidelines provide that independent Directors will meet in executive session at each Board meeting.  The small size of the Board, consisting of three interested Directors and four independent Directors, facilitates open discussion and significant involvement by all of the Directors without the need for a formal lead independent director.  In addition, the independent Directors have significant input into the Board meetings.  The Directors believe that the use of an interested Chairman balanced by an independent Audit Committee allows the Board to access the expertise necessary to oversee the Fund, identify risks, recognize shareholder concerns and needs and highlight opportunities.  In light of all these factors, the Fund has determined that its leadership structure is appropriate.”

5.  Please disclose whether the Board of Directors has a formal diversity policy.  See Item 407(c)(2)(vi) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, which is applied through Item 22(b)(15)(ii)(A) of Schedule 14A.

Response:  The Fund has revised the disclosure as requested, which reads as follows: “The Board of Trustees has not adopted a formal diversity policy.  When soliciting future nominees for Director, the Board will make efforts to identify and solicit qualified minorities and women.”

* * *

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
April 2, 2015

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer